Stockholder Proxy Voting Results
The annual meeting of stockholders was held on May 12, 2010. The matter considered at the meeting, together with the actual vote tabulations relating to such matters are as follows:

1.	To elect Ronald P. Trout as Trustee of the Fund to hold office for a term of three years and until his successor is duly elected and qualified.

No. of Shares
01 – Ronald P. Trout
Affirmative	15,260,952
Withheld	270,180
TOTAL	15,531,132

Brian R. Bruce continued as Trustee and his term expires on the date of the 2011 annual meeting of stockholders, to serve until his successor is duly elected and qualified.  Edward N. McMillan and Jerry V. Swank continued as Trustees and their terms expire on the date of the 2012 annual meeting of stockholders, each to serve until his successor is duly elected and qualified.

Based upon votes required for approval, this matter passed.